UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On January 22, 2024, AC Immune SA (the “Company”) issued a press release announcing the termination of the Research Collaboration and License Agreement dated November 6, 2006, by and between the Company and Genentech, Inc., and the Research Collaboration and License Agreement dated June 15, 2012, by and among the Company, Genentech, Inc. and F-Hoffman La-Roche Ltd. Following the termination of these two agreements, the Company will regain all global rights to crenezumab and semorinemab. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333- 255576, File No. 333-227016 and File No. 333-249655) and Form S-8 (File No. 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated January 22, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date:    January 22, 2024